================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 5

                                       TO
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               ------------------
                       IRVINE APARTMENT COMMUNITIES, INC.
                                (NAME OF ISSUER)
                               ------------------
                               TIC ACQUISITION LLC
                               THE IRVINE COMPANY
                                  DONALD BREN
                      (NAME OF PERSON(S) FILING STATEMENT)
                               ------------------
                                    463606-10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ------------------
                          COMMON STOCK, $ .01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                               ------------------
                             MICHAEL D. MCKEE, ESQ.
                               TIC ACQUISITION LLC
                            550 NEWPORT CENTER DRIVE
                             NEWPORT BEACH, CA 92660
                                 (949) 720-2000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   Copies to:

             THOMAS W. DOBSON, ESQ.              WILLIAM J. CERNIUS, ESQ.
               LATHAM & WATKINS                      LATHAM & WATKINS
            633 WEST FIFTH STREET                  650 TOWN CENTER DRIVE
                 SUITE 4000                           TWENTIETH FLOOR
            LOS ANGELES, CA 90071                  COSTA MESA, CA 92626
                (213) 485-1234                        (714) 540-1235

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.


b. [ ] The filing of a registration statement under the Securities Act of 1933.


c. [ ] A tender offer.


d. [ ] None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [ ]


                            CALCULATION OF FILING FEE
================================================================================

TRANSACTION VALUATION*                                                AMOUNT OF
                                                                     FILING FEE
$685,980,362...........................................................$137,197
================================================================================


* This amount is based upon a merger involving the cancellation of 20,175,893 Shares at $34.00 cash per Share. Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $137,197.

      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $137,197
Form or Registration No.:  Preliminary Schedule 14A
Filing Party:  Irvine Apartment Communities, Inc.

Date Filed:  February 25, 1999

================================================================================


                               Page 1 of 4 Pages
                            Exhibit Index on Page 5

               This Amendment No. 5 ("Amendment No. 5") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on February 25, 1999 (the "Original Schedule 13E-3" and, together with Amendment No. 1 filed on April 2, 1999, Amendment No. 2 filed on April 20, 1999, Amendment No. 3 filed on May 3, 1999, Amendment No. 4 filed on May 4, 1999 and, as amended hereby, this "Schedule 13E-3") is being filed jointly by TIC Acquisition LLC, a Delaware limited liability company (the "Acquiror"), The Irvine Company, a Delaware corporation ("TIC"), and Mr. Donald Bren in connection with the proposed merger (the "Merger") of Irvine Apartment Communities, Inc., a Maryland corporation (the "Company"), with and into the Acquiror pursuant to an Agreement and Plan of Merger, dated as of February 1, 1999 (the "Merger Agreement"), by and between the Company and the Acquiror. TIC is the managing member of the Acquiror and the sole shareholder of the only other member of the Acquiror. By filing this
Schedule 13E-3, none of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, is applicable to the Merger or the other transactions contemplated by the Merger Agreement.

ITEM 16. ADDITIONAL INFORMATION.


        Item 16 is hereby amended and supplemented as follows:



        At a special meeting of shareholders of the Company held on June 7, 1999, the shareholders of the Company approved the merger of the Company with and into the Acquiror in accordance with the Merger Agreement. The Merger became effective on June 7, 1999 at 5:00 p.m. New York City time after the filing of a Certificate of Merger with the Secretary of State of the State of Delaware and Articles of Merger with the Maryland Department of Assessments and Taxation. As a result of the Merger, the former shareholders of the Company are entitled to receive $34 per share in cash.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


        Item 17 is hereby amended and supplemented as follows:



        99.12 Certificate of Merger filed with the Secretary of State of the State of Delaware on June 7, 1999

        99.13 Articles of Merger filed with the Maryland Department of Assessments and Taxation.

        99.14   Joint press release of the Company and Acquiror dated
                June 8, 1999.

                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 7, 1999


                                               TIC ACQUISITION LLC



                                               BY /s/ MICHAEL D. MCKEE
                                                  ------------------------------
                                                   NAME:  Michael D. McKee
                                                   TITLE: Executive Vice
                                                          President, Chief
                                                          Financial Officer and
                                                          Secretary


                                               THE IRVINE COMPANY




                                               BY /s/ MICHAEL D. MCKEE
                                                  ------------------------------
                                                   NAME:  Michael D. McKee
                                                   TITLE: Executive Vice
                                                          President, Chief
                                                          Financial Officer and
                                                          Secretary


                                               DONALD BREN



                                               BY /s/ DONALD BREN
                                                  ------------------------------

                                  EXHIBIT INDEX


Exhibit
Number                                                                            Page No.
------                                                                            --------
        99.12   Certificate of Merger filed with the Secretary of State of the
                State of Delaware on June 7, 1999

        99.13 Articles of Merger filed with the Maryland Department of Assessments and Taxation.

        99.14   Joint press release of the Company and Acquiror dated
                June 8, 1999.